July 10, 2007

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D. C. 20549-7010

RE:	International Smart Sourcing, Inc.
Form 10-KSB for the fiscal year ended December 29, 2006
Filed March 29, 2007

File No. 1-14753

Dear Mr. O’Brien:

In response to your letter of June 1, 2007 and after additional conversations with your office, we continue to respectfully disagree with the staff’s position regarding the restatement of the Company’s year ended December 29, 2006 and quarter ended March 30, 2007 Forms 10-KSB and 10-QSB, respectively, to present the sale of all its operating businesses as discontinued operations.

After receipt of your June 1, 2007 letter, our independent registered public accountants consulted with Mr. Paul Beswick (203-956-3453) of the Financial Accounting Standards Board (“FASB”) staff regarding this matter. As noted in our response letter on May 21, 2007, our independent registered public accountants consulted with the FASB on this matter several years ago. After consideration of the Company’s transaction, Mr. Beswick reiterated the FASB position that, in accordance with the requirements of Statement of Accounting Standards No. 144, discontinued operations presentation was not appropriate with respect to the Company’s disposal of all of its operating businesses.

If the Commission Staff, after consideration of the above, is still in disagreement with the Company’s position, the Company would like to further appeal this matter.

Respectfully,

David R. E. Hale
President
International Smart. Sourcing, Inc

cf: Ms. Jenn Do